Skycorp Solar Group Ltd

July 2, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp
Mara Ransom
Blaise Rhodes
Suying Li

Re:	Skycorp Solar Group Ltd
Draft Registration Statement on Form F-1
Submitted December 19, 2023
CIK No. 0002001288

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated January 19, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on December 19, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“DRS/A”) for submission with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the DRS/A.

For the Staff’s convenience, each Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in DRS/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the DRS/A.

Draft Registration Statement on Form F-1 filed December 19, 2023

Prospectus Cover Page, page i

1.	Please revise your prospectus cover page to disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. We note your disclosure stating that “[a]s confirmed by our PRC counsel, Jiangsu Junjin Law Firm, we are not subject to cybersecurity review with...CAC” as well as your cross-reference to the related individual risk factor.

Response: In response to the Staff’s comment, we have disclosed on the cover page that our operating entities’ operations are conducted entirely in mainland China. Our Hong Kong subsidiary, GreenHash Limited, is an intermediate holding company with no business operation. Therefore, we do not believe that such regulatory actions related to data security or anti-monopoly concerns, particularly in Hong Kong, if any, will affect the Company’s ability to conduct its business, accept foreign investment, or list on a U.S./foreign exchange, separately or differently from those already applicable (or potentially applicable in the future) in mainland China. To the extent that the Company has material operations in Hong Kong in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Hong Kong as well as the related risks and consequences, as appropriate.

2.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. We note your statement that other than cash transferred through our organization by way of intra-group transactions, there were no other cash transfers and transfers of other assets between your holding company and your subsidiaries during the fiscal years ended September 30, 2022 and 2021. Please revise your disclosure to expand your discussion regarding what constitutes intra-group transactions. We note, for example, that your disclosure under Related Party Transactions disclosed numerous loans made and owed to the company.

Response: In response to the Staff’s comment, we respectfully advise the staff that below is a description of how cash is transferred through our organization on the cover page:

●	“Other than cash transferred through our organization by way of intra-group transactions, there were no other cash transfers and transfers of other assets between our holding company and our subsidiaries.”

●	“We do not expect to pay any cash dividends in the foreseeable future.”

We have also revised our disclosure to expand our discussion regarding what constitutes intra-group transactions on the cover page as below.

●	“Currently, we make intra-group transactions through our organization in two ways: (1) investments by parent company in its subsidiaries; (2) internal borrowing and lending between companies.”

About This Prospectus

Conventions that Apply to this Prospectus, page ii

3.	Please revise your definition of Hong Kong to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This disclosure may appear here, in the definition itself, or in an appropriate discussion of legal and operations risks. We note that you conduct your business operations through your PRC subsidiaries. However, we also note your corporate structure includes the entity “GreenHash Limited” a Hong Kong company that holds 100% ownership interest in your Ningbo WFOE and Guangzhou WFOE.

Response: In response to the Staff’s comment, we respectfully advise the Staff that our Hong Kong subsidiary, GreenHash Limited, is an intermediate holding company and has no business operation. We further respectfully advise the Staff that Hong Kong currently operates under a different set of laws from mainland China, and the national laws and regulations of the PRC do not apply to business operations in Hong Kong, except for those listed in the Basic Law of the Hong Kong Special Administrative Region of the PRC. To the extent that the Company has material operations in Hong Kong in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Hong Kong as well as the related risks and consequences, as appropriate.

About This Prospectus, page ii

4.	We note your disclosure that your reporting currency is the RMB. We also note your disclosure on page F-9 that your reporting currency is the U.S. dollar. Please revise for consistency.

Response: In response to the Staff’s comment, we have revised our disclosure on page ii of the DRS/A to keep the disclosure consistent.

Impact of COVID-19, page 8

5.	You indicate that your production and sales of solar PV products resumed gradually in the second half of 2020 and the fiscal year 2021, and your total revenues increased by approximately 165% for fiscal year 2021 as compared to fiscal year 2020, however we presume some amount of those revenues are attributable to your HPC product sales. Also, your disclosure that the COVID-19 pandemic has not had a significant negative impact on your operating entities’ operations or financial performance to date appears to conflict with your risk factor disclosure on page 32, which suggests otherwise. Please revise your disclosure.

Response: In response to the Staff’s comment, we have deleted the following two sentences on page 8 of the DRS/A:

●	“[T]hus our total revenues increased by approximately 165% for fiscal year 2021 as compared to fiscal year 2020.”

●	“The COVID-19 pandemic has not had a significant negative impact on our operating entities’ operations or financial performance to date.”

Summary of Risks Factors, page 8

6.	We note your risk factors outlined under “Risks Related to Doing Business in China.” Please revise to expand your Summary and the related risk factors to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have updated our completion of the CSRC filing and revised our disclosure on the cover page, the summary of risk factors on pages 8 and 9, corresponding risk factors on pages 17 and 20, and included an additional captioned risk factor on page 20 of the DRS/A as follows:

●	Page 17: “Uncertainties with respect to the legal system in China could materially and adversely affect us.”

●	Page 20: “The Chinese government has significant oversight and discretion over our operating entities’ business operations and may intervene or influence our operating entities’ operations at any time. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operating entities’ operations and our Ordinary Shares could decline in value or become worthless.”

●	Page 20: “Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. Any future action or control by the PRC government over offerings conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.”

Implications of Being a Controlled Company, page 14

7.	You state that you do not intend to rely on the controlled company exemptions under the Nasdaq listing rules, however, given that many of the same exemptions are available to you as a foreign private issuer, revise to clarify whether you will nevertheless rely upon them.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 14 and 106 of the DRS/A to discuss whether we will rely on the exemptions available as a foreign private issuer under the Nasdaq listing rules.

Risk Factors, page 17

8.	Please revise this section to provide disclosure regarding the risks associated with your related party transactions and how the proportion of monies due from related parties as well as the practice of making significant loans to certain of your executive officers and directors may result in adverse affects, for example, to your business, financial condition and results of operations. Specifically, we note that, as of September 30, 2022, $6,631,755 was due from related parties or nearly 11% of revenues totaling $62,148,521 for the same period.

Response: In response to the Staff’s comment, we have included a separately captioned risk factor regarding the risks associated with our related party transactions on page 34 of the DRS/A.

Risks Related to Doing Business in China

Changes, application and interpretation with respect to the applicable legal laws and regulations..., page 17

9.	Revise to acknowledge the risks and uncertainties regarding the enforcement of laws in China and that rules and regulations in China can change quickly with little advance notice.

Response: In response to the Staff’s comment, we have revised our disclosure on page 17 of the DRS/A to include the required risk factor.

The Chinese government exerts substantial influence..., page 20

10.	Revise to state that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

Response: In response to the Staff’s comment, we have revised our disclosure on page 20 of the DRS/A to include the required risk factor.

Our financial and operating performance may be adversely affected..., page 26

11.	You reference the impact of the general economic conditions, natural catastrophic events, epidemics, and public health crises that impact the metaverse industry, however, it is unclear how your operations are related to the metaverse industry. Please revise.

Response: In response to the Staff’s comment, we have revised our disclosure on page 26 of the DRS/A.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments..., page 26

12.	In this risk factor you disclose that all of your senior executive officers reside outside of the U.S. Revise your disclosure here to identify your directors, officers and members of senior management that are located in the PRC/Hong Kong. Revise your disclosure in the section titled “Enforceability of Civil Liabilities” as necessary.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 26 and 39 of the DRS/A to reflect that all of our current directors and officers are located in the PRC. We have also added disclosure regarding the enforceability of civil liabilities in the PRC on page 50 of the DRS/A.

Corporate History and Structure

Corporate Structure, page 52

13.	Your corporate structure diagram reflects the 65% ownership interest you hold in Zhejiang Pntech, the operating subsidiary that engaged in one of your primary business activities, the sale of PV products and HPC servers. Please revise your diagram here and in the Prospectus Summary to disclose the entity and/or individuals that hold the remaining 35% in this operating subsidiary as well as the 25% interest not held by you in Ningbo Pntech.

Response: In response to the Staff’s comment, we have updated our corporate structure diagram on pages 3 and 52 of the DRS/A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 59

14.	Please revise your disclosures to include an analysis of your cash flows from operating activities that explains significant year-to-year variations in the line items reflected in your statements of cash flows (e.g. provide an explanation for the significant changes in your bad debt provision, inventories, net, prepaid expenses and other current assets and accounts payables and other liabilities, etc.). Your analysis should not merely recite information presented in the consolidated statements of cash flows. Please refer to SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we have revised page 58 in DRS/A to disclose and explain the significant changes in line items such as bad debt provision, inventories, prepaid expenses and other current assets, etc. for the years ended September 30, 2023 and 2022.

Industry, page 64

15.	Please revise this section to briefly provide context for your enterprise within the scope of your industry and anticipated growth in the solar PV energy industry and HPC server industry. In this regard, we note that your disclosure reflects high-growth potential for these industries and elsewhere you discuss your planned continued investment in research and development. However, at the beginning of your Business section on page 70, you also describe your company as “a high-tech small and medium enterprise.”

Response: In response to the Staff’s comment, we have revised our disclosure from pages 64 to 69 of the DRS/A to provide our enterprise context within the scope of our industries and the anticipated growth in the solar PV energy and HPC server industries.

Declining Solar PV Energy Costs, page 65

16.	Please revise your Industry section and elsewhere throughout your registration statement as appropriate to either briefly substantiate or delete promotional phrases. For example, we note that in this section you state that “we expect solar PV energy will become the backbone of future clean energy development in the next few years, and the PV industry will thrive” and in the following paragraph you state that “the reality turned out to be brighter than our expectations.”

Response: In response to the Staff’s comment, we have removed the promotional phrases on page 65 of the DRS/A.

Global booming Solar PV Markets, page 65

17.	Please revise this section and elsewhere throughout your Industry discussion to make clear which year or other period you are referring to in your disclosure. For example, you state here that “[t]his year's list also includes the United Kingdom again...” but it is unclear what year you are referring to (i.e., the Global Market Outlook report for 2022, the current calendar year, or a certain fiscal year).

Response: In response to the Staff’s comment, we have revised our disclosure on pages 63 and 65 of the DRS/A.

Overview of the HPC Server Industry, page 67

18.	Please revise your disclosure here and elsewhere as appropriate to provide a definition or full-meaning of certain abbreviated industry terms. For example, in this section your refer to “on-prem” HPC server market but it is not clear what this term means.

Response: In response to the Staff’s comment, we have revised our disclosure on page 67 of the DRS/A.

Business, page 70

19.	In an appropriate place in this discussion, revise to provide a description of the principal markets in which the company competes, including a breakdown of total revenues by geographic market for each of the last three financial years. Refer to Item 4.B.2 of Form 20-F.

Response: In response to the Staff’s comment, we have revised on page 70 of the DRS/A to disclose the breakdown of total revenues by geographic market for each of the last three financial years and related description of the principal markets.

Our Strategies

Invest in business expansion, page 72

20.	In the paragraph at the top of the page, you state that you plan to introduce two product lines (i.e., junction boxes and smart junction boxes, and intelligent solar charging boxes). Please revise your disclosure to briefly discuss how these two new product lines will “enhan[ce] customer loyalty and market penetration” and “offer convenience to EV drivers and generate long-term income for our company,” respectively.

Response: In response to the Staff’s comment, we have revised our disclosure on page 72 of the DRS/A and explained how the two new product lines would enhance customer loyalty and market penetration, offer convenience to EV drivers, and generate long-term income for the Company.

Continue to enhance our customized products and brand recognition, page 72

21.	Revise your disclosure to briefly discuss how planned customized products will combine your sales of solar PV products and HPC servers.

Response: In response to the Staff’s comment, we have revised our disclosure on page 72 of the DRS/A and discussed how the planned customized products would combine our sales of solar PV products and HPC servers.

Customers

HPC Server Business, page 77

22.	You disclose that for the fiscal year ended September 30, 2022, your HPC server business revenue accounted for 55.5% of the total revenue compared to 61.9% for the fiscal year ended September 30, 2021. Additionally, you state that you have two major customers for each of these two years with revenues from these customers accounting for 71.8% and 70.4% of the HPC server business revenue for each of these fiscal years, respectively. Please revise your disclosure to make clear whether you have written agreements with each of these two customers. If so, please file these agreements in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K as it appears that your business is substantially dependent on these customers to sell a major part of your products or services. We note that your Exhibit Index reflects several “forms of” sales agreements to be filed by amendment.

Response: In response to the Staff’s comment, we revised our disclosure on page 77 of the DRS/A to disclose that the two customers signed standard sales agreements with the operating entities. As the two customers signed multiple sale agreements in the fiscal years 2023 and 2022, we have filed the form of the sales agreements with the two major HPC server customers as Exhibits 10.3 and 10.4. We have also filed other sales agreement forms that we deem material business contracts as Exhibits 10.5 and 10.6.

Management

Code of Business Conduct and Ethics, page 105

23.	Please revise your disclosure to accurately reflect the exhibit number of your Code of Business Conduct and Ethics. In this regard, we note that your Exhibit Index currently reflects that this document will be filed by amendment as Exhibit 14.1 consistent with Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the Code of Business Conduct and Ethics exhibit number on page 106 of the DRS/A.

Due from related parties, page 107

24.	Please revise your disclosure to provide discussion regarding the purpose or nature of providing loans to certain of your executive officers as well as affiliated entities Skyline Tech Limited (BVI), Baili Group Limited (BVI), Linshan Group Limited (BVI) and Helios Tech Limited (BVI). In this regard, we note footnote (2) describing an interest free loan with no specific payment terms made to your CEO, Weiqu Huang, with an outstanding balance of $4,408,716 as of the date of your prospectus.

Response: In response to the Staff’s comment, we have updated the related party loan information for the year ended September 30, 2023 on pages 107 and F-21 of the DRS/A as requested. We also disclosed the nature and maturity date of the loan provided to our CEO, Weiqi Huang, and the nature of loans to the affiliated parties and entities.

Related Party Transactions, page 107

25.	We note numerous loans made by you to certain related parties, including executive officers and their affiliated entities. Please revise your disclosure to discuss whether these loan agreements, in each instance, are written or verbal agreements. If written, please file any agreements as applicable under Item 601(b) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on page 108 of the DRS/A to clarify that the related party loan agreements are written agreements. Additionally, we have filed the loan agreements as Exhibits 10.7, 10.8 and 10.9.

Index to Consolidated Financial Statements, page F-1

26.	Please update your audited financial statements and corresponding financial information throughout your registration statement to comply with Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, we have updated the audited financial statements and corresponding financial information throughout the registration statement.

Report of Independent Registered Public Accounting Firm, page F-2

27.	Please have your independent auditors revise their report to describe the principal considerations that led the auditors to determine that the matter is a critical audit matter, refer to the relevant financial statement accounts or disclosure that relate to the critical audit matter, and include the language preceding critical audit matter in the audit report. Refer to paragraphs .14b, .14d and .15 of PCAOB AS 3101.

Response: In response to the Staff’s comment, we have revised our disclosure to fulfill paragraphs .14b, .14d and .15 of PCAOB AS 3101.

Consolidated Balance Sheets, page F-3

28.	Please revise your consolidated balance sheets to present non-controlling interest as a separate component of shareholders’ equity, separately from parent’s equity. Please refer to ASC 810-10-45-16.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-3 to separate the NCI from shareholders’ equity.

Consolidated Statements of Cash Flows, page F-6

29.	Please present changes in payable pertaining to operating activities separately from other liabilities. Refer to ASC 230-10-45-29.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-6 to separate the changes in payable separately from other liabilities.

30.	Please describe for us the nature of your cash inflow from operating lease liabilities and cash outflow used to repaid for right-of-used asset in your cash flows from investing activities. Tell us how your classification of these items as cash flows from investing activities is consistent ASC 842-20-45-5 and ASC 230-10-45-12 through 45-13.

Response: In response to the Staff’s comment, we have revised the statement of cash flows by offsetting the additional right-of-used asset and additional lease liabilities during the year. We amended the classification of operating lease liability payment from investing activities to operating activities.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(r) Segment Reporting, page F-13

31.	We note on the bottom of page F-13 you disclose that you are organized in two operating segments, while on top of page F-14, as well as in Note 20 on page F-24, you disclose that you have determined that you operate in three operating segments. Please revise for consistency. In addition, if you are organized in three reporting segments, please expand your results of operations discussion in MD&A to discuss the results of each segment. Refer to Item 4 of Form F-1 and Item 5 of Form 20-F.

Response: In response to the Staff’s comment, we have revised it to consist of two operating segments on page F-24. The purpose of disclosing the “other” segment is to show the total revenue amount aligns with the statement of profit or loss.

16. Related Party Transactions and Balances, page F-20

32.	Please disclose your policy for evaluating the collectability of amounts due from related parties.

Response: In response to the Staff’s comment, we have inserted the policy for evaluating the collectability of amounts due from related parties in note 16 on page F-20.

General

33.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: In response to the Staff’s comment, we have not provided, nor has it authorized anyone to provide on its behalf, any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Weiqi Huang
Weiqi Huang, Chief Executive Officer